Mail Stop 3561

June 27, 2007

Via Fax & U.S. Mail

Mr. Ion G. Varouxakis, Chief Executive Officer
FreeSeas, Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
Piraeus, Greece 18538

>   **Re: FreeSeas, Inc.**
>   **Form 20-F for the year ended December 31, 2006**
>   **Filed May 17, 2007**
>   **File No. 000-51672**

Dear Mr. Varouxakis:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Annual Report on Form 20-F for the year ended December 31, 2006</u>

<u>Front Cover</u>

1.   Please note that the Commission File Number for your Form 20-F is 000-51672.
      Please revise future filings accordingly.

<u>Operating and Financial Review and Prospects, page 25</u>
<u>Important Factors Affecting our Results of Operations, page 28</u>

2.   We note the disclosure of the key performance indicators calendar days, available
      days, fleet utilization, and spot charter rates. Please revise future filings to expand
      your disclosures to provide a quantitative analysis of how the company is
      performing against these measures and include details on the scales used to
      determine the company's performance using these measures. Refer to SEC
      Release No. 33-8350.

<u>Critical Accounting Policies, page 36</u>
<u>Deferred dry-dock and special survey costs, page 37</u>

3.   Your disclosure indicates that you capitalize the cost of fuel consumed between
      the vessel's last discharge port prior to the dry-docking and the cost of hiring
      riding crews to effect repairs on a vessel and parts used in making such repairs
      that are reasonably made in anticipation of reducing the duration or costs of the
      dry-docking. Please provide us with further details concerning the nature of these
      expenses, as it is SEC staff position that indirect costs associated with dry-
      docking should be expensed as incurred as they do not provide any future
      economic benefit and therefore do not meet the definition of an asset under CON
      6. Cost of fuel to the dry-docking location is such an expense. Furthermore, it is
      staff position that if costs do not significantly improve or extend the life of the
      vessel, they should not be capitalized. You should include why the repairs in
      anticipation of dry-docking significantly improve or extend the life of the vessel.
      We may have further comment upon receipt of your response.

<u>Accounting for revenue and expenses, page 37</u>

4.   Reference is made to your critical accounting policy regarding the accounting for
      revenues and expenses on page 37. You indicate in your policy that revenues and
      expenses from each time charter are accounted for on an accrual basis. More
      specifically on page 38, you disclose that vessel operating expenses are accounted
      for on an accrual basis and certain vessel operating expenses payable by you are

estimated and accrued for at period end. In this regard, please explain to us how your accounting treatment for the recognition of vessel operating expenses under such method rather than on an as incurred basis complies with the guidance and methods prescribed in EITF No. 91-9. Also, please tell us and disclose whether accounting for vessel operating expenses on an as incurred basis rather than under your current method would result in a material impact to the financial statements for any of the annual periods presented and provide us with the analysis which supports your conclusions. We may have further comment upon receipt of your response.

Item 7. Major Shareholders and Related Party Transactions, page 42

B. Related Party Transactions, page 43

5.   Reference is made to the last two paragraphs located on page 43. We note from your disclosures that during February 2007 you entered into a service agreement to pay Free Bulkers one-half of the rents due from Free Bulkers to the lessor of your current office space. Further, you also agreed to reimburse Free Bulkers for the actual amounts expended during the fiscal year ended December 31, 2006 for certain accounting services, and entered into a service agreement with Free Bulkers to provide you with certain accounting services for the year ended December 31, 2007. In this regard, please explain to us how such costs related to the rental of office space and accounting services were previously accounted for within your financial statements for fiscal 2006. If you believe no accounting was required, please explain why and provide us with the basis for your conclusions. We may have further comment upon receipt of your response.

C. Material Contracts, page 46
Promissory Note dated May 7, 2007 from FreeSeas Inc. to FS Holdings Limited, page 46

6.   Please tell us and revise future filings to discuss your planned accounting treatment for the warrants that will be issued at an exercise price of $5 per share in the event your draw down on the loan from FS Holdings Limited, including any recognition for such warrants within your financial statements.

Controls and Procedures, page 51

7.   We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within the 90-day period preceding the filing date of your annual report. Please revise future filings to disclose management's conclusion regarding the

effectiveness of your disclosure controls and procedures *as of the end of the period covered by the annual report*. Refer to Item 15(a) of Form 20-F and Part III.F of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238.

Notes to the Consolidated Financial Statements, page F-6
Note 2. Significant Accounting Policies, page F-6
Insurance Claims, page F-7

8.   Please tell us and revise future filings to disclose your accounting policy for when you believe it is appropriate to record a receivable in your financial statements for insurance claim recoveries. Your response to us should include how you determine when the collection of an insurance claim is probable and how such amounts are classified in your statement of operations. We may have further comment upon receipt of your response.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Ion G. Varouxakis, CEO
FreeSeas, Inc.
June 27, 2007
Page 5

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief